Exhibit 99.1

Corporación América Airports Announces 2Q18 YoY Growth of 7.4% in Passenger Traffic and 12.9% in Adjusted EBITDA

Passenger traffic up 6.5% YoY in Argentina and 9.4% in Brazil, further supported by growth across most countries of operations

LUXEMBOURG--(BUSINESS WIRE)--August 21, 2018--Corporación América Airports S.A. (NYSE:CAAP), (“CAAP” or the “Company”) the largest private sector airport operator based on the number of airports under management and the tenth largest private sector airport operator worldwide based on passenger traffic, reported today its unaudited, consolidated results for the three- and six-month periods ended June 30, 2018. Financial results are expressed in millions of U.S. dollars and are prepared in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board.

Second Quarter 2018 Highlights

  Revenues up 3.5% YoY to $397.1 million mainly driven by Armenia, Argentina and Ecuador, further supported by Uruguay.
  Growth across key operating metrics:
    Passenger traffic up 7.4% YoY to 19.2 million
    Cargo volume increased 10.4% to 98.2 thousand tons
    Aircraft movements rose 5.4% to 215.5 thousand
  Operating Income up 17.3% YoY, with operating margin increasing to 23.7% from 20.9% in 2Q17
  Adjusted EBITDA reached $121.1 million, up 12.9% YoY, with Adjusted EBITDA margin expanding 255 basis points to 30.5%

CEO Message

Commenting on the second quarter 2018 results, Mr. Martin Eurnekian, CEO of Corporación América Airports, noted: “We reported solid results against a challenging macro environment in some of our key markets this quarter, evidenced in the 13% year-on-year increase in Adjusted EBITDA and 364 basis point expansion in Ex-IFRIC Adjusted EBITDA margin to slightly over 37%. Total passenger traffic rose slightly over 7% year-on-year. Despite currency depreciation and softer overall consumption in Argentina which hurt overall travel demand, passenger traffic in the country rose 6.5%, while traffic growth in Brazil increased over 9%. We also saw solid traffic growth across the majority of our countries of operations.”

“Revenues, however, grew at a slower pace this quarter reflecting a mix-shift from international to domestic passenger traffic together with the impact of FX translation on local currency revenues in Argentina, as well as with the impact of the currency depreciation in Brazil. By contrast, our cost structure benefitted from the currency depreciation in these two countries driving Adjusted EBITDA margin Ex-IFRIC expansion of 500 basis points in Argentina and significant growth in Adjusted EBITDA in Brazil. We also saw improvements across most of our countries of operations.”

“An important milestone in our long-term vision of value creation was the agreement entered into with Investment Corporation of Dubai last July, that provides a solid foundation to jointly identify and develop new future opportunities in the airport sector in Italy, Eastern Europe and Middle East, while keeping our focus on delivering on our growth strategy in key markets, primarily Argentina and Brazil.”

“Looking ahead to the remainder of 2018, we are cautiously optimistic and anticipate overall healthy dynamics and continued growth across our markets. Although we see traffic continuing to expand at lower rates in Argentina given currency volatility, over time we expect international inbound traffic to pick-up compensating for lower internal demand of international travel. In the meantime, we will continue providing the best travel experience for passengers through our airports while never losing sight of our focus on further strengthening our global platform for long-term success.”

Operating & Financial Highlights
(In millions of U.S. dollars, unless otherwise noted)
	2Q18	2Q17	% Var	1H18	1H17	% Var
Passenger Traffic (Million Passengers)	19.2	17.9	7.4%	38.8	36.1	7.5%
Revenue	397.1	383.8	3.5%	787.9	737.4	6.9%
Aeronautical Revenues	185.6	183.0	1.5%	390.4	370.0	5.5%
Non-Aeronautical Revenues	211.4	200.8	5.3%	397.5	367.4	8.2%
Revenue excluding construction service	324.4	318.7	1.8%	668.7	637.8	4.8%
Operating Income	94.1	80.2	17.3%	203.7	175.4	16.1%
Operating Margin	23.7%	20.9%	279	25.8%	23.8%	207
Net Income Attributable to Owners of the Parent	-22.7	15.6	-245.2%	3.8	48.1	-92.1%
EPS (US$)	-0.14	0.11	-234.4%	0.02	0.32	-92.5%
Adjusted EBITDA	121.1	107.3	12.9%	257.9	228.8	12.7%
Adjusted EBITDA Margin	30.5%	28.0%	255	32.7%	31.0%	170
Adjusted EBITDA Margin excluding Construction Service	37.2%	33.5%	364	38.4%	35.8%	266
Net Debt to LTM EBITDA	1.98	-	-	1.98	-	-

1 Data for LTM EBITDA as of June 30, 2017 is not available as CAAP started consolidating its results in 2H16.

To obtain the full text of this earnings release and the 2Q18 earnings presentation, please click on the following link: http://investors.corporacionamericaairports.com/Results-Center

2Q18 EARNINGS CONFERENCE CALL

When:	10:00 a.m. Eastern time, Aug 22, 2018

Who:	Mr. Martín Eurnekian, Chief Executive Officer

Mr. Raúl Francos, Chief Financial Officer

Ms. Gimena Albanesi, Head of Investor Relations

Dial-in:	1-888-347-6492 (U.S. domestic); 1-412-317-5258 (international)

Webcast:	https://services.choruscall.com/links/caap180822.html

Replay:	Participants can access the replay through August 29, 2018 by dialing:

1-877-344-7529 (U.S. domestic) and 1-412-317-0088 (international). Replay ID: 10123316.

Use of Non-IFRS Financial Measures

This announcement includes certain references to Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction service, as well as Net Debt:

Adjusted EBITDA is defined as income for the period before financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin is calculated by dividing Adjusted EBITDA by total revenues.

Adjusted EBITDA excluding Construction Service (“Adjusted EBITDA ex-IFRIC”) is defined as income for the period before construction services revenue and cost, financial income, financial loss, income tax expense, depreciation and amortization.

Adjusted EBITDA Margin excluding Construction Service (“Adjusted EBITDA Margin ex-IFRIC”) excludes the effect of IFRIC 12 with respect to the construction or improvements to concessioned assets and is calculated by dividing Adjusted EBITDA excluding Construction Service revenue and cost, by total revenues less Construction service revenue.

Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted EBITDA excluding Construction Service and Adjusted EBITDA Margin excluding Construction Service are not measures recognized under IFRS and should not be considered as an alternative to, or more meaningful than, consolidated net income for the year as determined in accordance with IFRS or as indicators of our operating performance from continuing operations. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, may differ materially from similarly titled measures reported by other companies. We believe that the presentation of Adjusted EBITDA and Adjusted EBITDA excluding Construction Service enhances an investor’s understanding of our performance and are useful for investors to assess our operating performance by excluding certain items that we believe are not representative of our core business. In addition, Adjusted EBITDA and Adjusted EBITDA excluding Construction Service are useful because they allow us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods, capital structure or income taxes and construction services (when applicable).

Net debt is calculated by deducting “Cash and cash equivalents” from total financial debt.

Definitions and Concepts

Commercial Revenues: CAAP derives commercial revenue principally from fees resulting from warehouse usage (which includes cargo storage, stowage and warehouse services and related international cargo services), services and retail stores, duty free shops, car parking facilities, catering, hangar services, food and beverage services, retail stores, including royalties collected from retailers’ revenue, and rent of space, advertising, fuel, airport counters, VIP lounges and fees collected from other miscellaneous sources, such as telecommunications, car rentals and passenger services, as shown on the table below.

Construction Service revenue and cost: Investments related to improvements and upgrades to be performed in connection with concession agreements are treated under the intangible asset model established by IFRIC 12. As a result, all expenditures associated with investments required by the concession agreements are treated as revenue generating activities given that they ultimately provide future benefits, and subsequent improvements and upgrades made to the concession are recognized as intangible assets based on the principles of IFRIC 12. The revenue and expense are recognized as profit or loss when the expenditures are performed. The cost for such additions and improvements to concession assets is based on actual costs incurred by CAAP in the execution of the additions or improvements, considering the investment requirements in the concession agreements. Through bidding processes, the Company contracts third parties to carry out such construction or improvement services. The amount of revenues for these services is equal to the amount of costs incurred plus a reasonable margin, which is estimated at an average of 3.0% to 5.0%.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. The Company is the largest private airport operator in the world based on the number of airports and the tenth largest based on passenger traffic. Currently, the Company operates 52 airports in 7 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Peru, Ecuador, Armenia and Italy). In 2017, it served 76.6 million passengers. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com

Forward-Looking Statements

Statements relating to our future plans, projections, events or prospects are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “believes,” “continue,” “could,” “potential,” “remain,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to: delays or unexpected casualties related to construction under our investment plan and master plans, our ability to generate or obtain the requisite capital to fully develop and operate our airports, general economic, political, demographic and business conditions in the geographic markets we serve, decreases in passenger traffic, changes in the fees we may charge under our concession agreements, inflation, depreciation and devaluation of the AR$, EUR, BRL, UYU, AMD or the PEN against the U.S. dollar, the early termination, revocation or failure to renew or extend any of our concession agreements, the right of the Argentine Government to buy out the AA2000 Concession Agreement, changes in our investment commitments or our ability to meet our obligations thereunder, existing and future governmental regulations, natural disaster-related losses which may not be fully insurable, terrorism in the international markets we serve, epidemics, pandemics and other public health crises and changes in interest rates or foreign exchange rates. The Company encourages you to review the ‘Cautionary Statement’ and the ‘Risk Factor’ sections of our Registration Statement on Form F-1 filed with the SEC for additional information concerning factors that could cause those differences.

CONTACT:
Corporación América Airports S.A.
Investor Relations:
Gimena Albanesi, +5411 4852-6411
Head of Investor Relations
gimena.albanesi@caairports.com